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Mr. David Link

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verso Paper Corp.

Registration Statement on Form S-1

Filed December 20, 2007

(File No. 333-148201)

Dear Mr. Link:

On behalf of our client, Verso Paper Corp. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 20, 2008, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on December 20, 2007 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect changes prompted by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 1, three of which have been marked to show changes as compared to the initial filing of the Registration Statement, and a separate correspondence file containing the information from third party sources that substantiate various statements in the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

Response: The Registrant acknowledges the Staff’s comment and will have a NYSE representative call the Staff to confirm that the Registrant’s common stock has been approved for listing.

February 12, 2008

2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

Response: The Registrant acknowledges the Staff’s comment and will inform the Staff when the Registrant and the underwriters have received the “no objections” letter from FINRA related to the underwriting compensation arrangement.

3.	Significant portions of the registration statement and key terms of the offering are incomplete. We note that the company has not completed various terms of offering as reflected in numerous sections of the prospectus, for example The offering, page 9, Use of Proceeds, page 25, Capitalization and Cash, page 26, Dilution, page 27, and various other disclosures. We are unable to provide comments in many areas of the registration statement because of these missing details. Please revise to complete all blanks in your next amendment except for pricing information.

Response: The Registrant acknowledges the Staff’s comment and will revise the Registration Statement to complete this information when the underwriting arrangement and pricing information, including the price range and corresponding stock split for the Registrant’s outstanding shares, is determined. The Registrant acknowledges that the Staff may have additional comments once this information is included in the Registration Statement.

4.	Other than as an investor, please describe the role of Apollo Management, L.P. (“Apollo”) in the management and operation of the company and its affiliates. Please disclose the percentage of common stock that Apollo will own after the offering has been consummated. We may have further comment.

Response: Other than through (i) representation on the board of directors of the Registrant by its employees, Messrs. Harris, Kleinman, Zaken and Sambur, and (ii) the provision of financial and strategic consulting and advisory services under the management agreement (as described on page 91 of Amendment No. 1), Apollo does not maintain a role in the management and operations of the Registrant. None of the Apollo representatives serve as officers or are employees of the Company. None of the Apollo employees or directors are involved in the day-to-day operations of the Company or the management of the Company (other than through the board of directors and solely in their capacity as directors under Delaware law). The services under the management agreement are advisory in nature and do not provide Apollo with any authority to manage or operate the business and affairs of the Company.

Once the pricing information is determined, including the price range, number of shares being offered and corresponding stock split, page 24 of Amendment No. 1, under the risk factor entitled “Apollo controls us and its interests may conflict with or differ from your interests as a stockholder,” and page 88 of Amendment No. 1, under the section “Principal Stockholders,” each will disclose the percentage of common stock that Apollo will own after the consummation of the offering.

February 12, 2008

5.	Throughout the registration statement, the company cites statistics by Resource Information Systems, Inc. (“RISI”). However, these general references to RISI are insufficient. Please cite to specific reports, including the title, date, and author. Also, please indicate where this information may be obtained by the public.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see “Market and Industry Information” on page ii. The Registrant has filed the consent of RISI, Inc. in response to the Staff’s comment. Please see exhibit 99.1 to Amendment No. 1.

6.	We note on page F-15 that the Senior Secured Credit Facilities contain covenants that restrict Verso Paper Holdings LLC’s ability to, among other things, pay dividends and sell assets, including the capital stock of restricted subsidiaries. Please tell us whether the net assets of your subsidiaries are restricted as defined in Rule 4-08(e)(3) of Regulation S-X and provide us with the basis for your determination. If the net assets of your subsidiaries are restricted, provide the disclosures set forth by Rule 4-08(e)(3) and Schedule I in Rule 5-04 of Regulation S-X.

Response: The Registrant has revised Amendment No. 1 to include additional disclosure to comply with Rule 4-08(e) and further alert investors that the Registrant does not have any operations independent of its subsidiaries, that substantially all of its assets are held by its subsidiaries and that the agreements governing the outstanding debt of its subsidiaries significantly limit the transfer of assets from its subsidiaries to the Registrant. Please see “Risk Factors—We are a holding company with no operations of our own and depend on our subsidiaries for cash” on page 21, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 45, and note 8 to the Registrant’s audited financial statements and note 6 to the Registrant’s unaudited interim financial statements. In addition to the revisions noted above, note 8 to the Registrant’s audited financial statements has been further revised to disclose that, as of December 31, 2006, the Registrant’s parent-only financial statements had total assets of $280.0 million, representing investments in subsidiaries at equity and are equal to total shareholder’s equity and, for the five months ended December 31, 2006, had a net loss of $2.6 million, representing its equity in the undistributed net loss of subsidiaries for that period. As disclosed in Amendment No. 1, the Registrant’s parent-only financial statements had no cash flows for the five months ended December 31, 2006. The Registrant’s parent-only financial statements would not contain any operations or significant assets independent of its subsidiaries.

February 12, 2008

7.	Please include the disclosures required by Item 302 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that providing selected quarterly financial data is not required by Item 302(a) of Regulation S-K in connection with the filing for an initial public offering (see Item 302(a)(5)). The Registrant notes Section VII – Current Practice Issues – B. IPOs and Quarterly Financial Data from the March 20, 2001 AICPA and SEC Joint Committee Meeting, where the Staff confirms that companies without securities registered pursuant to Section 12(b) or Section 12(g) of the Exchange Act are not subject to the requirements of Item 302 of Regulation S-K. The Registrant will provide Item 302 information in each of its Securities Act filings and Exchange Act reports, as applicable, after the Registration Statement is declared effective.

8.	In an appropriate place in the registration statement, please provide a list or table of all debt or financial arrangements by Verso Paper Corp. and its affiliates clearly describing the significant terms of each loan, note, or facility. We may have further comment. See also page 10.

Response: The Registrant respectfully directs the attention of the Staff to the section of Amendment No. 1 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” beginning on page 45 of Amendment No. 1, note 8 to the audited combined financial statements of the Registrant beginning on page F-14 of Amendment No. 1, and note 6 to the unaudited condensed combined financial statements of the Registrant beginning on page F-42 of Amendment No. 1, each of which contains a list and summary of the material terms of each of the Registrant’s and its subsidiaries’ loan facilities and outstanding debt securities.

9.	Please name each entity providing these financing arrangements, to the extent known.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. See pages 47-48.

Cover page

10.	Revise to indicate the amount of securities being registered.

Response: The Registrant acknowledges the Staff’s comment and will include the number of shares being registered when the price range and corresponding stock split are determined.

11.	Please identify the underwriter and disclose whether the offering is a firm commitment deal.

Response: The Registrant acknowledges the Staff’s comment and will identify the underwriters as soon as they have been selected. Amendment No. 1 has been revised to disclose that the offering is a firm commitment underwriting. See page 100.

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Table of Contents

12.	We note your statement that “the information in this document and any free writing prospectus may only be accurate as of their respective dates.” Revise to remove the noted statement.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

Market and Industry Information, page ii

13.	We note your statement that “although we believe these sources are reliable, we ... cannot guarantee its accuracy and completeness.” Verso Paper Corp. may not deny that it is responsible for the accuracy of the information presented in their registration statement. Revise as appropriate.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

14.	We note your reference to industry information provided by Resource Information Systems, Inc., as well as your reference to information published by Pöyry on page 55. Please file their consents or confirm that data they provided is available either for free or at a nominal cost. See Rule 436 of Regulation C.

Response: The Registrant has filed the consent of RISI, Inc. in response to the Staff’s comment. Please see exhibit 99.1 to Amendment No. 1. The Registrant has removed references to Pöyry throughout Amendment No. 1.

Prospectus Summary, page 1

15.	Significant portions of the summary are substantially the same as the business section. Please edit this section accordingly pursuant to Item 503(a) of Regulation S-K.

Response: The prospectus summary has been edited further in compliance with Item 503(a) of Regulation S-K.

16.	We note your statement that “we are also North America’s lowest cost producer of coated freesheet paper ...” We also note your statement that “based on our coated paper production capacity, every $50 per ton achieved in increased selling prices equates to $86 million in additional revenues and operating profits.” The basis for comparative factual assertions and for Verso Paper’s or management’s belief in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to the staff. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

Response: Along with the filing of Amendment No. 1, the Registrant has supplementally provided the Staff with a separate correspondence file containing the information from third party sources that the Registrant uses for the statements in the Registration Statement. The Registrant hereby confirms that the material provided is the most recent material substantiating

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the referenced disclosure items. With respect to the statement regarding additional annual revenues and operating profits as a result of a $50 per ton price increase, the Registrant has added disclosure to Amendment No. 1 to clarify that this assumes current volumes and costs remain constant.

The Merger, page 8

17.	Please consider adding a diagram showing the corporate structure, before and after the offering, of Verso Paper Corp. and the other companies to better help the investors understand the merger and the resulting combined company.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 8.

18.	Please clarify that the description in the summary and the business section is that of Verso Paper Corp. after the merger, not before. Also, please provide a brief description of each entity in this section prior to the merger.

Response: The Registrant respectfully directs the attention of the Staff to the first paragraph under Prospectus Summary which states that references to the “Company” and “Verso Paper” refer to Verso Paper Corp. and its subsidiaries after giving affect to the merger. In addition, on page 9, under the section entitled “The Offering,” the Registrant clarifies that all information in the prospectus, except otherwise indicated, gives effect to the Merger. As disclosed throughout Amendment No. 1, the Registrant is a holding company with no operations of its own. Each of the entities to be merged are also holding companies that are wholly-owned by Verso Paper Management LP (as depicted in the diagram showing the corporate structure added to Amendment No. 1) with no operations of their own.

Covenant Compliance, page 14

19.	Please clarify that the combination of the Successor and Predecessor periods for the year ended December 31, 2006, is not contemplated by generally accepted accounting principles and disclose the limitations related to such a presentation.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 14.

20.	We note you present “as adjusted cash interest expense”. Please explain to us how your presentation of this measure complies with the presentation and disclosure requirements of Item 10(e) of Regulation S-K and Article 11 of Regulation S-X.

Response: Similar to the presentation of the as adjusted debt balance under the as adjusted balance sheet data in the summary historical pro forma combined financial data and the as adjusted data under the capitalization and cash table, the inclusion of as adjusted cash interest expense will assist prospective investors in better understanding the Registrant’s capitalization and, in particular, its compliance with the covenants under the agreements governing its outstanding debt upon completion of this offering. In addition, as set forth in this section,

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understanding the Registrant’s Adjusted EBITDA to Fixed Charges ratio is important for purposes of the Registrant’s compliance with the covenant restricting the incurrence of additional indebtedness and its ability to make future acquisitions. The Registrant has revised Amendment No. 1 to disclose in the footnote to as adjusted cash interest expense on page 15 the amount of the adjustment to cash interest expense as a result of this offering and the repayment of the senior unsecured term loan facility of Verso Paper Finance Holdings LLC and the senior secured term loan of Verso Fiber Farm LLC, including the applicable interest rate and principal amount of these debt obligations and the period used for the calculation.

21.	We note that you believe that the presentation of Adjusted EBITDA provides additional information to demonstrate your compliance with your financial covenants and assess your ability to incur additional indebtedness in the future. As such, it appears that Adjusted EBITDA represents a non-GAAP measure of liquidity. Please reconcile Adjusted EBITDA to cash flows from operations.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 14.

Risk Factors, page 15

22.	In the first full risk factor on page 17, please discuss whether the prices for raw materials have been volatile in recent years.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 18.

23.	Please add a risk factor addressing the authorization of an indeterminate amount of preferred stock, in which the board has wide discretion on the terms and structure. Please focus on the affect on investors on the issuance of preferred stock.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 23.

24.	Please revise the risk factor “Our substantial indebtedness could adversely affect our financial health” to indicate the amount of payments you will need to make on your indebtedness during each of the next three fiscal years.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 20-21.

Use of Proceeds, page 25

25.	Please provide a more detailed disclosure of the use of proceeds beyond the repayment of debt. For example, the business section mentions expansion, research and development, productivity projects, etc.

Response: The Registrant respectfully directs the attention of the Staff to the end of the first paragraph under the section “Use of Proceeds” on page 27. Although the Registrant discloses

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that “the remainder of the net proceeds will be used for general corporate purposes, including working capital, the expansion of its production capabilities, research and development and purchases of capital equipment and potential acquisitions of businesses that it believes are complementary to its business,” at this time the Registrant has not earmarked any of the net proceeds for any specific project or undertaking.

26.	Indicate the businesses that you will acquire, if known. Otherwise, please revise to indicate the nature of the acquisitions that will be sought.

Response: At this time, the Registrant does not have any definitive commitments or agreements to make any acquisitions. Amendment No. 1 has been revised to disclose the same (see page 27). The Registrant submits that it does not have any additional detail to add to the nature of the acquisitions it may evaluate from time to time. As part of the Registrant’s on-going business strategy and as disclosed in the prospectus, it will only evaluate acquisition candidates that it believes would be complementary to its business, including by increasing its profitability, enhancing its economies of scale, and augmenting and diversifying its existing customer base.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

27.	We note that you combined the results of operations for certain predecessor and successor periods. Please explain any purchase accounting adjustments and quantify the effects of having applied purchase accounting in comparing results from period to period.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 41-42.

Liquidity and Capital Resources, page 43

Contractual Obligations, page 47

28.	Please provide footnotes to your contractual obligations table that discuss the material obligations that you have incurred subsequent to December 31, 2006.

Response: Footnote 1 to the contractual obligations table has been amended to disclose the incurrence of the senior unsecured term loan facility on January 31, 2007, which is the only material obligation incurred subsequent to December 31, 2006. Please see page 51 of Amendment No. 1. The contractual obligations table will be further revised to include the senior unsecured term loan facility when the Registration Statement is updated to include financial statements for the year ended December 31, 2007.

February 12, 2008

Business, page 53

29.	Please clarify if any of the long-standing relationships with its customers have been affected by the company’s transition from being a division of International Paper to a portfolio company of Apollo.

Response: The Registrant advises the Staff that none of its long-standing customer relationships have been affected by the Registrant’s transition from being a division of International Paper to a portfolio company of Apollo.

30.	Please provide more detail regarding the sales contracts used by the company. For example, are these contracts long term supply contracts, or are they negotiated on an annual or periodic basis?

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 36 and 57.

31.	Throughout the prospectus, the company mentions that it is in a competitive advantage due the closing of competitors due to high energy costs, unfavorable currency rates and other inflationary factors. Please clarify how these negative factors affect the company’s business. For example, does the company have material sales outside of the United States where unfavorable currency rates might be an issue? Although the company has a dedicated energy source for some of its plants, does the company face similarly high energy costs?

Response: As disclosed on pages 37 and 52 of Amendment No. 1, although the Registrant is able mitigate the effects of high energy costs through its internal energy production capacity and ability to switch between energy sources, its costs will increase in a high energy cost environment. However, the ability of the Registrant to mitigate these costs is a significant competitive strength, especially when the cost of energy is high. The Registrant does not have material sales outside of the United States where unfavorable currency rates might be an issue.

32.	On page 54, the company states it has an “emphasis on product innovation and development.” Please clarify the basis for this statement.

Response: The basis for this statement is derived from the fact that the Registrant budgets over $3 million annually for the development of new products, product line extensions and material substitutions and/or alternatives for the manufacture of its products. The Registrant commercialized seven products or product line extensions in each of the last two years and realized an average of over $8 million in cost savings during each of the last two years as a result of material substitutions and product cost reduction efforts. Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 58.

33.	On page 54 there is a reference to the “development of proprietary manufacturing processes.” Please clarify the meaning of this reference.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 59. Although the Registrant’s manufacturing processes are not protected by trademark or patent, the Registrant firmly believes its internally developed coating formulations and base paper manufacturing processes are unique to the Registrant, a significant competitive advantage and protected as a trade secret.

February 12, 2008

34.	On page 55, there is a reference to Pöyry describing the company as “among the most efficient and lowest cost coated paper mills globally ....” Please identify the specific report, date, and author which is the basis for this statement.

Response: The Registrant has removed references to Pöyry throughout Amendment No. 1.

35.	On page 56, the company identifies pursuing acquisitions and strategic partnerships in the North American coated paper industry as part of its business strategy. Please identify any acquisitions that the company is currently seeking or has entered into negotiations.

Response: As set forth above in response to comment 26, at this time, the Registrant does not have any definitive commitments or agreements to make any acquisitions and has not entered into any negotiations with respect to any material acquisitions. As part of the Registrant’s on-going business strategy and as disclosed in the Registration Statement, it will continue to evaluate acquisition candidates that it believes would be complementary to its business, including by increasing its profitability, enhancing its economies of scale and augmenting and diversifying its existing customer base.

36.	Throughout the prospectus, the company states that one competitive advantage is that International Paper has invested $1.7 billion in capital expenditures since 1985. Please provide sufficient disclosure to balance this statement. For example, what is the useful life of capital assets of the company? If much of the $1.7 billion spent on capital assets have subsequently been replaced or is now outdated, that figure may not be relevant. See also page 57, which describes $260 million in capital expenditures for productivity enhancements or expansion within the last seven years.

Response: The Registrant submits that the growth capital expenditures and related investments made by the Registrant’s former parent are relevant and a distinct competitive advantage because these capital assets are still in operation and there are no extraordinary capital expenditures required for the foreseeable future in order to maintain the Registrant’s production level or satisfy its growth initiatives. As disclosed on page 61 of Amendment No. 1, the Registrant believes that its expected annual maintenance and environmental capital expenditures of $40 to $50 million per year will be sufficient to maintain its productivity and that its current capacity is sufficient to meet its growth initiatives without significant additional spending, in part due to the capital expenditures made by the Registrant’s former parent. Also, please see page 62 of Amendment No. 1.

37.	Please disclose the sales volume made through the WebExpress system.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 66.

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38.	Please identify which competitors are North American entities and which ones are overseas manufacturers.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 67.

Legal Proceedings, page 65

39.	Please clarify that the legal proceedings incidental to the conduct of the company’s business are not material to the company’s business in addition to its financial condition, results of operations, or cash flows as described on page 65 (i.e. Item 103, Instruction 5C of Regulation S-K).

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 69.

40.	Please clarify what was the initial result of the permit dispute currently under appeal before the Maine Board of Environmental Protection.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 69.

Management, page 66

41.	In each management biography, please specify the years the respective individual was affiliated with each listed entity. If you voluntarily disclose business experience of management beyond five years, please fill in any gaps.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 70-72.

42.	We note that none of the management biographies lists officer or director positions with other Verso entities such as Verso Paper Holdings LLC, Verso Paper Inc., or Verso Paper LLC. Please advise or revise.

Response: Although certain of the Registrant’s executive officers and directors hold similar titles for the Registrant’s subsidiaries, their roles and responsibilities are not different from the roles as director and/or officer for the Registrant as disclosed in the management table and in their respective biographies. The Registrant respectfully submits that additional disclosure identifying the titles the directors and officers have for the Registrant’s subsidiaries is not material to prospective investors.

43.	Please clarify for Messrs. Harris, Kleinman, and Zaken if they are general partners at Apollo Management, L.P.

Response: Messrs. Harris, Kleinman, Zaken and Sambur are not general partners of Apollo Management, L.P.

February 12, 2008

44.	Please identify your audit and compensation committee members. Also, please identify your independent audit committee members and your financial expert.

Response: The Registrant acknowledges the Staff’s comment and will revise the Registration Statement to identify the members of the compensation, audit and nominating and corporate governance committees as soon as the respective directors are appointed to the committees by the board. In connection with identifying the members, the Registrant will also include disclosure identifying which members of the audit committee have been determined to be independent and whether or not any such members meet the standards to be considered a “financial expert” under the Exchange Act.

45.	Please identify where investors may obtain a copy of the code of ethics.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 74.

Compensation Discussion and Analysis, page 70

46.	Revise to identify the companies within the peer group profile and modified peer group used by the company to review its compensation policies. We note your disclosure that base salaries are intended to be competitive with the market average. Clearly disclose the benchmark used. Your disclosure should include a discussion of where your payments fall within the targeted parameters. If your actual compensation was outside the targeted percentile range include an explanation of the reasons.

Response: With respect to the 2007 aggregate survey data used by the Registrant to review its compensation policies, Amendment No. 1 has been revised to identify the companies within the modified peer group profile. Please see pages 75-76.

With respect to 2007, there was no benchmarking used by the Registrant in determining compensation to the Registrant’s named executive officers. However, the Registrant used aggregate survey data from the 2006 Forest Products Industry Compensation Association (FPICA) Survey, the 2007 FPICA Survey and a study conducted by Valere Consulting LLC to review and evaluate the base salaries of the companies covered by the surveys. This information was used as a general cross-check in ensuring that compensation paid to the Registrant’s named executive officers is competitive and appropriate in the markets in which it operates. Although the Registrant did not target pay with respect to a specific percentile, Amendment No. 1 has been revised to include a discussion of where base salary payments fall relative to the market average determined by reference to the aggregate survey data. Please see page 78.

47.	You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonuses. For example, we note your disclosure that for 2006 the VIP performance goals were based entirely on achievement of EBITDA targets. Revise to disclose the specific performance targets used to determine incentive amounts or provide a

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supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: Amendment No. 1 has been revised to include an expanded discussion of the material terms of the necessary targets to be achieved for the Registrant’s named executive officers to earn their incentive bonuses under the 2007 VIP, including quantification of the relative weighting of the four performance measures in determining the funding level of the overall bonus pool. In addition, the Registrant has provided a discussion regarding the “threshold,” “target,” “above target” (where applicable) and “maximum” targets for each of the four VIP performance measures for 2007, including the relative level of difficulty, or ease, associate with achieving such levels. Please see pages 76-77.

When the Registrant established the four VIP performance measures (including the applicable “threshold,” “target,” “above target” and “maximum” targets), it did so based upon the Registrant’s budgets and projected performance, which Registrant has always maintained as confidential. To disclose the specific “threshold,” “target,” “above target” and “maximum” performance levels would provide Registrant’s competitors (including private companies that have no disclosure obligations), as well as third parties with whom it seeks to contract, detailed information which is not currently publicly available. The Registrant believes that disclosure of the specific targets for each such performance measure would not provide additional material insight into the Registrant’s compensation arrangements, but would present a reasonable risk of competitive harm to the Registrant’s competitive position.

Disclosure of such performance targets would decrease the Registrant’s ability to compete effectively in its industry by assisting competitors in assessing the Registrant’s business strategies and goals, costs and pricing, allocation of resources, and relative ability or inability to invest in highly competitive segments of the Registrant’s business, as well as providing third parties with unfair bargaining leverage to negotiate more favorable terms, all to the Registrant’s competitive disadvantage. For example, because the Registrant operates in a highly cyclical industry where product pricing negotiations are instrumental, disclosure of the Registrant’s budgeted EBITDA levels would negatively impact the Registrant’s ability to enter into arrangements on competitive terms necessary to execute the Registrant’s growth strategies. Access to the Registrant’s budgeted EBITDA levels would allow competitors to easily infer the Registrant’s pricing assumptions, thereby gaining an unfair advantage in negotiating with potential customers and competing with the Registrant for business. In addition, to the extent that the Registrant’s customers are aware of the budgeted EBITDA levels, they could determine in advance that the Registrant would likely be negotiating for price increases in order to support the targeted level of profitability, which would degrade the Registrant’s ability to actually meet such targets. Disclosure of the Registrant’s EBITDA targets would also allow competing bidders and potential acquisition targets or other counterparties to assess the Registrant’s ability to expand via acquisitions, including the financing and other terms under which the Registrant could undertake such acquisitions

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Finally, the Registrant believes that disclosure of such specific targets would provide its competitors with sensitive information regarding the Registrant’s compensation strategies, which could enable them to offer aggressive compensation packages to recruit the Registrant’s named executive officers and other key executives and which could hinder the Registrant’s ability to compete for and retain executive talent.

Executive Compensation, page 76

48.	Revise to update this disclosure through the fiscal year ended December 31, 2007.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

Principal Stockholders, page 81

49.	Please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Apollo.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 88.

50.	Please provide the amount and percentage of shares beneficial held by the principal shareholders, officers, and directors after this offering. We have further comment.

Response: Under the column heading “beneficial ownership after this offering” in the principal shareholders table, the Registrant will include the amount and percentage of shares beneficially held by the principal shareholders, named executive officers and directors as soon as the relevant pricing information is determined, including the price range and the corresponding stock split.

51.	In footnote 1 on page 81, the company notes that Messrs. Harris, Kleinman, and Zaken may be beneficial owners of the common stock of the company, but “disclaims beneficial ownership of any such interests in which he does not have a pecuniary interest.” Please provide more information regarding Messrs. Harris, Kleinman, and Zaken’s interests in Apollo that hold stakes in Verso Paper Corp. and its affiliates.

Provide an analysis as to why Messrs. Harris, Kleinman, and Zaken should not be considered beneficial owners of the company through their stakes in Apollo. Otherwise, the Messrs. Harris, Kleinman, and Zaken should each be listed as beneficial owners of the company prior to the offering.

Response: The table under “Principal Stockholders” has been revised in Amendment No. 1 to include Messrs. Harris, Kleinman and Zaken as beneficial owners of the shares of the Registrant beneficially owned by Apollo (to the extent they may be considered beneficial owners pursuant to Rule 13d-3 of the Exchange Act). Partners of Apollo, Messrs. Harris, Kleinman and Zaken do not have dispositive voting or investment control over the shares of the Registrant beneficially

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owned by Apollo. As set forth in Amendment No. 1 and in accordance with Rule 13d-4, each of Messrs. Harris, Kleinman and Zaken also disclaims beneficial ownership of any interests in the Registrant beneficially owned by Apollo to the extent he does not have a pecuniary interest.

Certain Relationships and Related Party Transactions, page 83

52.	Please provide more details concerning the “management services and advice” rendered by Apollo under its management agreement with the company’s parent and subsidiary.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 91.

53.	Revise to indicate the amount of fees paid to Apollo to date under its management agreement.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 91.

54.	Please disclose whether any additional fees have been paid, or will be paid, to Apollo as a financial advisor or investment banker.

Response: Upon the termination of the fee arrangement with Apollo, the Registrant will pay a final fee pursuant to the terms of the management agreement. Please see page 91 of Amendment No. 1. The amount of the final fee will be disclosed as soon as it is determined pursuant to the terms of the agreement.

55.	On page 83, the company discloses that it “expect[s] that the fee arrangement with Apollo will be terminated pursuant to the terms of the management agreement,” upon the consummation of the offering. Please clarify this statement and describe any circumstances the management agreement and associated fees would not terminate upon the consummation of the offering.

Response: The Registrant advises the Staff that if the offering is consummated, the fee arrangement under the management agreement will be terminated. There are no circumstances in which the fee arrangement under the management agreement will survive the consummation of the offering.

56.	Identify any members of management who have entered into the management limited partnership agreement. We may have further comment.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 91.

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Underwriting, page 91

57.	Please identify the underwriter and the significant terms of the underwriting agreement. We note that this section is pro forma in nature and currently references agreements and communications that may have yet to take place. We may have further comment once the requested details of this section have been provided.

Response: The Registrant acknowledges the Staff’s comment and will identify the underwriters and the significant terms of the underwriting arrangement as soon as the underwriters are determined. The Registrant confirms that it will file the form of underwriting agreement as an exhibit to the Registration Statement as soon as it is finalized.

Financial Statements

Combined Balance Sheets, page F-3

58.	Please revise the balance sheets presented to provide the balance sheet captions set forth by Items 30 through 32 of Item 5-02 of Regulation S-X.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages F-3 and F-35.

Note 1. Summary of Business and Significant Accounting Policies, page F-7

59.	We note on page F-3 that you have capitalized at December 31, 2006, reforestation costs of approximately $10 million. Please describe what these costs represent, and the method by which you amortize the capitalized costs.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page F-9.

Note 3. Acquisition, page F-11

60.	We note that approximately $21 million of the acquisition price of the Coated and Supercalendared Division of International Paper Company was allocated to trademarks which are not being amortized. Please tell us how you applied the factors in paragraph 11 of SFAS 142 in determining that an indefinite useful life is appropriate.

Response: The Registrant has identified the following trademarks as intangible assets with an indefinite life: Influence®, Liberty® and Advocate®. The Registrant has considered the criteria set forth in paragraph 11 of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), in determining that these trademarks have an indefinite life. In assigning an indefinite life to these trademarks, the following factors were considered: (a) these three brands comprised approximately 87% of the Registrant’s 2006 sales and the Registrant expects future demand for these products to comprise a comparable contribution to cash flows going forward; (b) no legal, regulatory, competitive, economic, contractual or other factors exist that would limit the useful life of these trademarks to the Registrant; and (c) no negative impacts from obsolescence or competition within the industry are expected to limit the useful life of these trademarks. The Registrant currently does not anticipate any significant changes in coated paper supply or

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demand that would suggest the market for coated paper sold under these trademarks has a finite life. The Registrant believes that the lead time and capital expenditures necessary to produce a state-of-the-art coated paper manufacturing machine are significant barriers to entry into the coated paper market. There have been no recently announced capacity additions in either North America or Europe. Limited future capacity growth in the coated paper market is expected to produce favorable supply and demand trends. The Registrant will continue to monitor changes in circumstances to ensure that the life continues to be indefinite, or if determined to be finite, we will adhere to the requirements of SFAS No. 142 paragraph 16 to account for that change.

Note 12. Bucksport Energy Asset Investment, page F-18

61.	We note your disclosure that you account for your joint ownership interest in Bucksport Energy LLC under the proportional consolidation method. Please tell us why you believe the use of the proportional consolidation method is appropriate, or revise your financial statements accordingly. In your response, tell us how you considered the guidance in EITF 00-01 in determining the accounting treatment for this investment.

Response: Since Verso holds an undivided interest in the Project, is proportionately liable for each liability, and no other legal entity exists, proportional accounting is appropriate. By virtue of the fact that the real property portion of the project is minimal, Verso is not subject to SOP 78-9.

Paragraph 19C of Opinion 18 requires investments accounted for by the equity method to be displayed as a single amount in the investor’s income statement. In contrast, pursuant to an interpretation of APB Opinion 18 issued by the staff of the American Institute of Certified Public Accountants in 1971, if (a) the investor holds an undivided interest in each asset, (b) the investor is proportionately liable for each liability, and (c) no other separate legal entity exists, then the investor’s accounting for those rights and obligations is outside the scope of Opinion 18. In those circumstances, the investor displays, on a proportionate gross basis, those assets and liabilities in the investor’s balance sheet and the related results of operations in the investor’s income statement.

In EITF 00-1: Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and other Ventures, the Task Force reached a consensus that a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method of accounting unless the investee is in either the construction industry or an extractive industry where there is a longstanding practice of its use. The consensus did not change the accounting for undivided interests as discussed above.

Unaudited Condensed Combined Financial Statements, page F-35

62.	We note from a press report dated May 16, 2007 that L.L. Bean did not renew a long-term contract with you. In light of this development, please tell us how you considered the guidance in SFAS 144 in determining whether an impairment was

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present. In addition, expand Management’s Discussion and Analysis to describe the impact that the contract loss will have on your results of operations and cash flows, to the extent the loss is reasonably likely to have a material effect.

Response: The decision not to renew the contract between the Registrant and L.L. Bean was arrived at by both parties. Although the Registrant agreed that it could, as it has in the past, meet all of the specific product requirements of L.L. Bean, the Registrant made a decision not to agree to meet the product prices being sought by L.L. Bean. This business has been among the Registrant’s least profitable for several years and the Registrant decided it was not going to renew at similar prices. The Registrant has since replaced this business (which expired at the end of 2007) at much better margins as compared to those it was realizing under its contract with L.L. Bean.

Note 14. Derivatives, page F-48

63.	Please disclose where you classify realized gains from derivative activities on your statement of operations, and disclose the amount of realized gains recognized to the extent material.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page F-48.

Signature

64.	Please have your principal accounting officer or controller sign in that capacity.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

Part II

Other Expenses of Issuance and Distribution, page II-1

65.	Revise to indicate the fees payable by the registrant in the table.

Response: The Registrant acknowledges the Staff’s comment and will revise the fee table in the Registration Statement as soon as estimates for the other fee line items are determined.

Item 15. Recent Sale of Unregistered Securities

66.	Please revise to indicate the facts relied upon to make the noted exemption available.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

67.	Please revise to indicate the number of securities issued to Verso Paper Management LP. Also indicate the amount of consideration paid in the Acquisition for the issued securities.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

February 12, 2008

Item 16. Exhibits and Financial Statement Schedules, page II-2

68.	We note that several of your exhibits, including your legality opinion, have not been filed. Please note that we review, and frequently comment upon, these agreements. Accordingly, in order to facilitate your review, please ensure that these exhibits are filed as soon as practicable.

Response: The Registrant acknowledges the Staff’s comment and will file any remaining exhibits as soon as possible. The Registrant acknowledges that the Staff may have additional comments with respect to these exhibits.

(b) Financial Statement Schedules, page II-2

69.	Please report restructuring accruals on Schedule II or tell us why you do not believe that is necessary.

Response: In response to the Staff’s comment, the Registrant submits that it did not have a restructuring accrual for any of the periods presented. The restructuring costs in the Predecessor financial statements represent costs pushed-down to us in the carve-out stand-alone financial statements. The accrual for those costs remained at the parent where they were paid. Please see note 14 to the audited financial statements and note 2 to the unaudited interim financial statements of the Predecessor included in the Registration Statement. Restructuring costs in the Successor-period represent period costs incurred for the Registrant to operate as a stand-alone business. Please see note 14 to the audited financial statements and note 10 to the unaudited interim financial statements of the Successor included in the Registration Statement. The Registrant respectfully submits that additional disclosure in schedule II is not required for period costs.

February 12, 2008

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1894.

Best regards,

/s/ Ian D. Schuman
Ian D. Schuman

of LATHAM & WATKINS LLP

Enclosures

cc:	Robert Mundy

Peter Kesser

Raymond Lin

Dennis Lamont

Nathan Ajiashvili